

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Jacob Meldgaard
Chief Executive Officer
TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

> **Re:** **TORM A/S**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 0-49650**

Dear Mr. Meldgaard:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the United States or other governments, that could adversely affect our reputation,</u> page 5.

1. You note that Cuba, Iran, Sudan, and Syria are identified by the United States government as state sponsors of terrorism and state that your vessels may call on ports located in countries identified by the United States government as state sponsors of terrorism. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your letter to us dated September 9, 2009. Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or controlled by the governments of those countries. Tell us also whether any vessels that you own, operate, or charter have

provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

2. You said in your 2009 letter that you expected your future contacts with Iran, Sudan, and Syria would "continue to be immaterial." Also, we are aware of several news reports since that letter stating that your vessels called on ports in terrorism-sponsoring countries. Please represent to us that in future filings that include this risk factor, you will delete the word "If" in the risk factor caption and the word "may" in the second sentence of the risk factor disclosure if your vessels in fact call on ports in countries that are designated by the U.S. government as state sponsors of terrorism.

3. You state in the risk factor that, among other things, the Comprehensive Iran Sanctions and Divestment Act of 2010 "expands the application of the prohibitions [of the Iran Sanctions Act] to companies, such as ours …." The statement appears to be incomplete, perhaps missing the word "shipping" before "companies." Please advise, and represent to us that in future filings that include the risk factor you will make appropriate revision to the text of the risk factor.

4. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance